Name of Registrant: Old Republic International Corp.
Name of persons relying on exemption: California Public Employees Retirement System (CalPERS)
Address of persons relying on exemption: 400 Q Street, Sacramento, CA  95811

May 8, 2019

Dear Fellow Old Republic International Corporation Shareowner:

Support Shareowner Proposal #4 Requesting Proxy Access

CalPERS is the largest state public pension fund in the United States with $3621 billion in total assets under management and long-term owner of approximately 509,000 shares in Old Republic International Corporation. CalPERS would appreciate your support on proposal #4 at the company’s May 24, 2019 annual meeting of shareowners.

Proxy Access is a Fundamental Shareowner Right – Provides Accountability in the Boardroom

We believe providing access to a company’s proxy by giving shareowners the ability to nominate directors to the board is one of the most important rights for owners of a company.  Without effective proxy access, the director election process simply offers little more than a ratification of management’s slate of nominees.  Therefore, we believe long-term shareowners should have meaningful access to this process on the terms specified in the proposal #4. The proposed thresholds include:
•	Beneficial ownership of at least 3 percent of the outstanding stock;
•	Three years of continuous ownership; and
•	Ability to nominate up to 25 percent of the board.

Proposed Terms Based on SEC Proxy Access Rulemaking in 2010

Before adopting its now vacated proxy access rule in 2010, the SEC undertook a detailed analysis, both internally and through the public comment process.  The SEC determined that a 3 percent ownership threshold was appropriate, stating, “The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a-11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.”  The proposed holding period and slate size limitation in proposal #4 are also consistent with the former SEC rule.

CFA Institute Concludes Proxy Access Would Benefit the Markets and Boardroom

A report published by the CFA Institute found that giving investors access to the proxy to nominate directors would benefit shareowners and the capital markets.2  The specific report findings include:
•	Proxy access has the potential to enhance board performance and raise US market capitalization.
•	Proxy access reform will not hinder board performance.
•	Proxy access is used infrequently and with little disruption in other markets around the world.

1CalPERS total assets under management as of May 7, 2019.
2 http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1

Corporate Governance Concerns at Old Republic

In addition to this year’s request for proxy access, we would like to highlight the following governance concerns at the company:
•
Board Accountability Concerns. The company continues to ignore the CalPERS request for proxy access even after overwhelming shareowner support for similar proposals at the last three Annual General Meetings

•	Classified Board Structure
•	Combined Chairman & CEO
•	Maintains a Plurality Vote Standard in Uncontested Director Elections
•	Renewal of a Poison without Shareowner Approval

Based on the governance deficiencies and issues noted above, CalPERS will be withholding vote from director nominees Steven Bateman, Jimmy Dew, John Dixon, Glenn Reed, and Dennis Van Mieghem at the May 24, 2019 Annual General Meeting.

Support Shareowner Proposal #4 at Old Republic

We believe proxy access is fundamental to a sustainable system of governance that fosters director accountability and long-term value creation. Fully accountable governance structures should be in place to offer shareowners effective access to the director nomination process.  Please vote “FOR” proxy access proposal #4.

Should you have any questions please feel free to contact Todd Mattley, CalPERS Associate Investment Manager at Engagements@calpers.ca.gov or 916-795-0565.

Thank you for your support.

Sincerely,

Simiso Nzima
Investment Director, Global Equity
CalPERS Investment Office

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card.

CalPERS Public Employees’ Retirement System Shareowner Alert